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M A R K S   P A N E T H

A C C O U N T A N T S   &   A D V I S O R S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Haitong International Securities (USA) Inc.
New York, New York

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Haitong International Securities (USA) Inc. as of December 31, 2020, the related statements of operations, changes in shareholder's equity (deficit), changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Haitong International Securities (USA) Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Haitong International Securities (USA) Inc.'s management. Our responsibility is to express an opinion on Haitong International Securities (USA) Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Haitong International Securities (USA) Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1 and statement pursuant to Rule 17a-5(d)(4) of the U.S. Securities and Exchange Commission, the Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Haitong International Securities (USA) Inc.'s financial statements. The Company has claimed an exemption to SEC Rule 15c3-3 pursuant to subparagraph 15c3-3(k)(2)(i), 15c-3-(k)(2)(ii) and relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and therefore no "Computation for Determination of Customer Account Reserve" or "Information for Possession or Control Requirements" under that rule have been provided. The supplemental information is the responsibility of Haitong International Securities (USA) Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Rule 15c3-1 and statement pursuant to Rule 17a-5(d)(4) of the U.S. Securities and Exchange Commission, the Computation for Determination of Reserve Requirements under Rule 15c3-3 of the U.S. Securities and Exchange Commission and the Information Relating to Possession or Control Requirements under Rule 15c3-3 of the U.S. Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Morison KSi
Independent member

We have served as Haitong International Securities (USA) Inc.'s auditor since 2006.

Marks Paneth LLP

New York, New York
March 23, 2021